

September 20, 2010

VIA U.S. MAIL AND FACSIMILE (314) 633-4289

Ronald M. Shaich
Chairman and Chief Executive Officer
Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117

> **Re: Panera Bread Company**
> **Form 10-K for the fiscal year ended December 29, 2009**
> **Filed March 1, 2010**
> **File No. 000-19253**

Dear Mr. Shaich:

We have reviewed your response to our comment letter dated August 2, 2010 and have the following additional comments.

Schedule 14A

Compensation Discussion and Analysis, page 19

1. We note your response to our prior comment 2 and reissue. Please provide us with additional detailed analysis of how disclosure of the specific company-wide metrics would result in competitive harm to you. In your response, please identify each target that comprises the annual incentive bonus and provide your analysis of how disclosure of each of the performance targets might be expected to affect the particular business decisions of your competitors, and in so doing, place you at a competitive disadvantage. We may have further comment upon review of your response.

2. We note your response to our prior comment 3 and reissue in part. Please confirm that in future filings you will disclose the substance of your response to our comment.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

Sincerely,

Justin T. Dobbie
Special Counsel

cc: Jeffrey W. Kip
       Clark W. Petscheck